UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under

Section 12(g) of the Securities Exchange Act of 1934 or

Suspension of Duty to File Reports under

Sections 13 and 15(d) of the Securities Exchange Act of 1934

333-70768-03

(Commission File Number)

DULUTH & NORTHEASTERN RAILROAD COMPANY

(Exact name of registrant as specified in its charter)

601 West Riverside Avenue, Suite 1100

Spokane, WA 99201

(509) 835-1500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Guarantee of 10.00% Senior Subordinated Notes due July 15, 2011 of Potlatch Corporation

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: Less than 300.

Pursuant to the requirements of the Securities Exchange Act of 1934, Duluth & Northeastern Railroad Company has caused the certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	February 3, 2006	DULUTH & NORTHEASTERN RAILROAD COMPANY

		By:	/s/ Malcolm A. Ryerse
Malcolm A. Ryerse, Secretary